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EXHIBIT 3.1

ARTICLES OF INCORPORATION
OF
NATIONAL TECHNICAL SYSTEMS, INC.

The name of this corporation is: National Technical Systems, Inc.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

The name and address in the State of California of this corporation's initial agent for service of process is:

    Mr. Lloyd Blonder
    24007 Ventura Blvd.
    Calabasas, California 91503

This corporation is authorized to issue only one class of shares; and the total number of shares which this corporation is authorized to issue is twenty million (20,000,000).

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) to the fullest extent permissible under California law.

Any repeal or modification of the provisions of Articles V or VI or this Article VII by the shareholders of the corporation shall not adversely affect any right or protection of a director or agent of this corporation existing at the time of such repeal or modification.

No holder of any class of stock of this corporation shall be entitled to cumulate votes at any election of directors of this corporation.

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  EXHIBIT 3.1
ARTICLES OF INCORPORATION OF NATIONAL TECHNICAL SYSTEMS, INC.